Annual Meeting Results
An annual meeting of the fund's shareholders was held on August 3, 2000. Each matter voted upon at that meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes with respect to such matters, are set forth below.

(1) The fund's shareholders elected to decrease the size of its Board of Directors to eight directors.
The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
4,096,122		17,922	44,667		-


(2) The fund's shareholders elected the following directors:

		Shares	Shares Withholding
	Voted "For"	Authority to Vote
Robert J. Dayton		4,114,889	     43,822
Roger A. Gibson		4,114,889	     43,822
Andrew M. Hunter III	4,114,889	     43,822
Leonard W. Kedrowski	4,115,022 	     43,689
John M. Murphy, Jr.	4,114,342	     44,369
Robert L. Spies		4,110,870	     47,841
Joseph D. Strauss		4,114,603	     44,108
Virginia L. Stringer	4,112,576	     46,135


(3) The fund's shareholders ratified the selection by the fund's Board of Directors of Ernst & Young as the independent public accountants for the fund for the fiscal year ending November 30, 2000. The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
4,112,111		8,093		  38,506	   -

(4) The fund's shareholders voted on a proposal to change the fund's investment restriction governing investments in real estate. This proposal did pass.
The following votes were cast regarding this matter:

Shares	Shares				Broker
Voted "For"	Voted "Against"	Abstentions	Non Votes
1,321,156		1,413,183	  47,553	    -